SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 2018

Commission File Number: 001-37925

GDS Holdings Limited

(Registrant’s name)

2/F, Tower 2, Youyou Century Place

428 South Yanggao Road

Pudong, Shanghai 200127

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

Exhibit 99.1 — Press release - GDS Holdings Limited to Hold Annual General Meeting on October 9, 2018

Exhibit 99.2 — Notice of Annual General Meeting

Exhibit 99.3 — Proxy Statement for Annual General Meeting

Exhibit 99.4 — Proxy Card for Annual General Meeting

Exhibit 99.5 — ADS Voting Card for Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GDS Holdings Limited

Date: September 12, 2018	By:	/s/ William Wei Huang
	Name:	William Wei Huang
	Title:	Chief Executive Officer